Constar International Inc. One Crown Way Philadelphia, PA 19154-4599 Main Phone: (215) 552-3700

August 28, 2009

Securities and Exchange Commission

ATTENTION: Mr. Ernest Greene, Staff Accountant

100F Street, N.E., Stop 7010

Washington, D.C. 20549-4631

RE:	Constar International Inc.
Form 10K for Fiscal Year Ended December 31, 2008
Forms 10-Q for Fiscal quarters ended March 31, 2009 and June 30, 2009
File No. 0-16496

Dear Mr. Greene:

This letter confirms our discussion of August 21, 2009. In connection with the SEC comment letter dated August 18, 2009 related to the above-captioned filings, we will respond to your comments no later than the end of September 2009.

We appreciate the staff’s courtesy in responding to our request.

Very truly yours,

CONSTAR INTERNATIONAL INC.

/s/ Walter S. Sobon
Executive Vice President and
Chief Financial Officer